Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333 -181048 and No. 333-192398) pertaining to the Stevia First Corp. 2012 Stock Incentive Plan, as amended, of our report dated May 19, 2021, with respect to the financial statements of Vitality Biopharma, Inc. as of March 31, 2021 and 2020, and for the years then ended (which report includes an explanatory paragraph relating to substantial doubt about Vitality Biopharma, Inc.’s ability to continue as a going concern) which appear in the Vitality Biopharma, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2021 filed with the Securities and Exchange Commission on May 19, 2021. We also consent to the reference to our firm under the heading “Experts” in the Registration Statements.

/s/ Weinberg & Company P.A.

Los Angeles, California
May 19, 2021